Exhibit 99.1

CALEDONIA MINING CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation (“Caledonia” or the “Company”) is for the fiscal quarter ended September 30, 2013 (“Q3”or the “Quarter”) and the period until November 7, 2013. Unless otherwise indicated, the information in this MD&A is as of November 7, 2013. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements as at September 30, 2013 and the Annual Report for the year ended December 31, 2012, which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from Caledonia’s website at www.caledoniamining.com.  The unaudited condensed consolidated financial statements and related notes have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”).  In this MD&A, the terms “Caledonia”, the “Company”, “we”, “our” and “us” refer to the consolidated operations of Caledonia Mining Corporation and our subsidiaries unless otherwise specifically noted or the context requires otherwise.

Note that all currency references in this document are to Canadian Dollars unless indicated otherwise.

 TABLE OF CONTENTS.

1.	OVERVIEW	3
2.	REVIEW OF THE QUARTER	3
3.	SUMMARY FINANCIAL RESULTS	5
4.	OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE	7
4.1	Safety, Health and Environment ("SHE")	7
4.2	Social Investment and Contribution to the Zimbabwean Economy	8
4.3	Gold Production	9
4.4	Production costs	9
4.5	Underground	11
4.6	Metallurgical Plant	11
4.7	Capital Projects	12
4.8	Opportunities	13
4.9	Outlook	13
5.	EXPLORATION AND PROJECT DEVELOPMENT	13
5.1	Nama Copper Project, Zambia	13
5.2	Nama Cobalt Project, Zambia	13
5.3	Gold: Zimbabwe	14
6.	INVESTING	15
7.	FINANCING	15
8.	LIQUIDITY AND CAPITAL RESOURCES	15
9.	OFF BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES	15
10.	NON-IFRS MEASURES	16
11.	RELATED PARTY TRANSACTIONS	17
12.	CRITICAL ACCOUNTING POLICIES	18
13.	SECURITIES OUTSTANDING	18
14.	RISK ANALYSIS AND FORWARD-LOOKING INFORMATION	18
15.	CONTROLS	19

1.  OVERVIEW

Caledonia is a mining, exploration and development company focused on Southern Africa.  Following the implementation of indigenisation in Zimbabwe, Caledonia owns a 49% interest in an operating gold mine in Zimbabwe (“Blanket Mine” or “Blanket”).  Caledonia also owns a 100% interest in a base metals exploration project in Zambia (the “Nama Project”).  Operational and financial information set out in this MD&A is on a 100% basis, unless otherwise indicated.  Caledonia’s shares are listed in Canada on the Toronto Stock Exchange as “CAL”, on London’s AIM as “CMCL” and are also traded on the American OTCQX as “CALVF”.

2.  REVIEW OF THE QUARTER

Operational Review

●
Gold produced by the Blanket Mine in Zimbabwe in Q3 was 12,042  ounces, 3.9% higher than the 11,588 ounces produced in the quarter ended June 30, 2013 (the “preceding quarter”) and 6.8% lower than the 12,918 ounces produced in Q3 of 2012 (the “comparable quarter”).

●
The higher gold production in the Quarter compared to the preceding quarter was due to the higher realised grade of 4.03g/t compared with 3.82g/t in the preceding quarter and improved gold recovery of 93.6% compared to 93.2% in the preceding quarter.

●
Blanket has adopted the guidance of the World Gold Council in reporting the different costs of gold production.  Blanket’s on-mine cash cost per ounce, all-in sustaining cost per ounce and all-in cost per ounce for the Quarter, the preceding quarter and the comparable quarter is shown below.

Blanket Mine: costs per ounce (US$/oz)i
	On-mine cash costs	All-in sustaining cost	All-in cost
Q3 2013	554	873	999
Q2 2013	584	956	1,211
Q3 2012	504	986	1,033

●
Movements in costs per ounce are largely due to variations in gold production as Blanket’s fixed costs are spread over a higher or lower number of ounces of gold. The lower average gold price received in Q3 2013 also resulted in a reduction in the royalty component of all-in sustaining and all-in cost per ounce.

Unfortunately there was an accident at Blanket in the Quarter as a result of which two employees were injured and one employee was fatally injured.

●	Deep level exploration and development at the Blanket mine and exploration and development at the GG, Mascot and Sabiwa satellite projects continued.

●	During the Quarter Mr. Dana Roets was appointed as Caledonia’s Chief Operating Officer.

i Non-IFRs measures such as “on-mine cash cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” are used throughout this document.  Refer to Section 10 for a discussion of non-IFRS measures.

Financial Highlights

●
Gold Sales during the Quarter were 12,042 ounces at an average sales priceii of US$1,330 per ounce of gold, compared, to 11,588 ounces at an average sales price of US$1,373 in the preceding quarter and 12,918 ounces at an average sales price of US$1,673 in the comparable quarter.

●
Gross profit for the Quarter (i.e. after deducting royalties, production costs, on-mine administrative expenses, depreciation and amortization from gross revenue, but before administrative expenses incurred outside the Blanket Mine) was $7,719,000 compared to $8,631,000 in the preceding quarter and $12,602,000 in the comparable quarter.

●
Net profit after tax for the Quarter attributable to Caledonia shareholders was $3,733,000 compared to $3,055,000 in the preceding quarter and a loss of $7,240,000 in the comparable quarter.  The loss in the comparable quarter was after a non-cash, non-recurring expense of $14,161,000 in respect of share based payments arising on the implementation of indigenisation at Blanket.

●
Basic earnings per share for the Quarter were 7.2 cents per share, compared to 5.8 cents in the preceding quarter and a loss of 14 cents in the comparable quarter (the loss per share for the comparable quarter being for the reasons detailed in the previous point).  The earnings per share numbers for the Quarter, the preceding quarter and the comparable quarter reflect the one-for-ten consolidation (the “Consolidation”) which took place during the preceding quarter.

●	At September 30, 2013, the Company had gross cash and cash equivalentsii of $25,099,000 compared to $22,475,000 at June 30, 2013 and $24,615,000 at September 30, 2012.

●	Cash flow from operations during the nine months to September 30, 2013 before capital investment was $9,891,000 compared to $17,968,000 in the nine months to September 30, 2012.

●
During the Quarter, Blanket made payments to the community and payments to the Government of Zimbabwe in respect of direct and indirect taxes, royalties, licence fees, levies and other payments totalling US$3,653,000 compared to US$6,690,000 in the preceding quarter and US$8,474,000 in the comparable quarter.

ii Non-IFRs measures such as “average sales price per ounce of gold” and “gross cash and cash equivalents” are used throughout this document.  Refer to Section 10 for a discussion of non-IFRS measures.

3.  SUMMARY FINANCIAL RESULTS

The table below sets out selected unaudited condensed consolidated profit and loss for the three and nine months ended September 30, 2013 and 2012.

Condensed Consolidated Statement of Comprehensive Income (unaudited) (In thousands of Canadian dollars except per share amounts)
	For the 3 months ended September 30				For the 9 months ended September 30
	2013		2012		2013		2012
	$		$		$		$
Revenue		16,591		21,494		52,999		57,609
Royalty		(1,165)		(1,504)		(3,651)		(4,034)
Production costs		(6,872)		(6,389)		(21,493)		(19,151)
Depreciation		(835)		(999)		(2,458)		(2,759)
Gross profit		7,719		12,602		25,397		31,665
Administrative expenses		(1,153)		(973)		(5,853)		(2,947)
Share-based payment expenses		-		(14,569)		-		(14,569)
Indigenisation expenses		-		(269)		-		(1,275)
Foreign exchange (loss)/gain.		-		(934)		-		(574)
Results from operating activities		6,566		4,143		19,544		12,300
Net finance expense		(12)		(25)		(62)		(106)
Profit/(loss) before income tax		6,554		(4,168)		19,482		12,194
Income tax expense		(1,965)		(5,031)		(5,618)		(8,786)
Net profit/(loss) for the period		4,589		(9,199)		13,864		3,408
Profit/(loss) on foreign currency translation		(331)		(1,763)		2,216		(1,959)
Total comprehensive income/(loss) for the period		4,258		(10,962)		16,080		1,449

Profit/(loss) attributable to:
Owners of the Company		3,733		(7,240)		11,381		5,367
Non-controlling interests		856		(1,959)		2,483		(1,959)
		4,589		(9,199)		13,864		3,408
Total comprehensive income/(loss) attributable to:
Owners of the Company		3,052		(8,984)		13,619		3,427
Non-controlling interests		1,206		(1,978)		2,461		(1,978)
		4,258		(10,962)		16,080		1,449

Earnings/(loss) per share (cents)
Basic		7.2		(14.3)		21.9		10.6
Diluted		7.2		(14.1)		21.9		10.5

Adjusted earnings/(loss) per share (cents)iii
Basic		7.2		12.0		25.1		39.0
Diluted		7.2		12.0		25.1		38.0

Weighted average number of common shares outstanding (thousand)
Basic		52,124		50,790		51,944		50,475
Diluted		52,138		51,237		51,970		50,922

Revenues, profitability and cash generation in the Quarter and in the nine months to September 30, 2013 were adversely affected by the lower gold price compared to the comparable periods.

Production costs are discussed in Section 4.4.  Administrative expenses are analysed in note 7 to the unaudited condensed consolidated financial statements.

iii Non-IFRS performance measures such as “Adjusted earnings/(loss) per share” are used throughout this document. Refer to Section 10 for a discussion of non-IFRS measures

The foreign exchange loss incurred in the comparable Quarter is a non-cash item which reflects a reallocation to equity of the unrealised foreign exchange loss in inter-company accounts.  The profit or loss on foreign currency translation is a non-cash item which reflects the loss on the translation into Canadian dollars of the balance sheets and income statements of all subsidiaries that do not use the Canadian dollar as their functional currency

Earnings per share for the Quarter and earlier quarters and the weighted average number of shares outstanding have been re-stated to reflect the one-for-ten consolidation which took effect on April 12, 2013.

Adjusted earnings per share is calculated on the Owners’ share of profit but before the non-cash, non-recurring expenses for the share based payment arising on indigenisation, indigenisation expenses which was incurred in Q3 of 2012 and before non-cash charges for foreign exchange losses

The table below sets out the unaudited, condensed consolidated statement of cash flows for the 3 months to September 30, 2013 and 2012 and for the 9 months to September 30, 2013 and 2012.

Consolidated Statement of Cash Flows (unaudited) (In thousands of Canadian dollars)
	For 3 months ended September 30				For 9 months ended September 30
	2013		2012		2013		2012
	$		$		$		$
Cash flows from operating activities
Profit/(loss) for the period		4,589		(9,199)		13,864		3,408
Adjustment to reconcile net cash from operations		3,370		19,570		9,129		25,767
Changes in non-cash working capital		(892)		1,993		(4,855)		1,037
Cash flows generated from continuing operations		7,067		12,364		18,138		30,212
Indigenisation expenses		-		(269)		-		(1,275)
Advance dividend paid		-		(1,894)		(1,987)		(3,739)
Tax paid		(1,785)		(3,402)		(6,198)		(7,124)
Interest paid		(12)		(25)		(62)		(106)
Net cash from operating activities		5,270		6,774		9,891		17,968

Cash flows from investing activities
Property, plant and equipment additions		(3,362)		(2,135)		(8,470)		(4,914)
Net cash used in investing activities		(3,362)		(2,135)		(8,470)		(4,914)

Cash flows from financing activities
Dividends paid		(488)		-		(5,938)
Proceeds from shares issued		-		-		470		514
Net cash from (used in) financing activities		(488)		1,653		(5,468)		514

Net increase/(decrease) in cash and cash equivalents		1,420		4,639		(4,047)		13,568
Cash and cash equivalents at beginning of period		22,475		18,185		27,942		9,256
Cash and cash equivalents at end of period		23,895		22,824		23,895		22,824

Cash generated by operations at the Blanket Mine decreased due to the lower gold prices realised.

Blanket’s working capital requirements increased in the nine months to September 30, 2013 compared to the comparable period due to the abnormally low opening level of working capital on January 1, 2013 which was due to the receipt of payment prior to December 31, 2012 for the final gold delivery.  Working capital movements in the Quarter are due to inter alia higher trade receivables and inventories at September 30, 2013.

Tax payments reduced as a result of the lower realised gold prices which reduced royalty payments levied on turnover and the lower profits at Blanket Mine that were assessable for Zimbabwean Income Tax.

Capital expenditure relates to expenditure at Blanket Mine and at Nama in Zambia.  Further information on Blanket’s capital projects is set out in section 4.7; information on Caledonia’s capital investment is set out in section 6.

The table below sets out the unaudited, consolidated statement of Caledonia’s financial position at September 30, 2013 and December 31, 2012.

Condensed Consolidated statements of Financial Position (unaudited)
(In thousands of Canadian dollars)	As at	September 30,	December 31,
		2013	2012
		$	$
Total non-current assets		43,748	36,533
Inventories		5,982	5,508
Prepayments		158	126
Trade and other receivables		5,074	1,718
Cash and cash equivalents		25,099	27,942
Total current assets		36,313	35,294
Total assets		80,061	71,827

Total non-current liabilities		6,903	6,928
Trade and other payables		4,785	5,775
Bank overdraft		1,204
Advance dividend accrual		-	1,987
Income taxes payable		938	1,518
Total liabilities		13,830	16,208
Capital and reserves		66,231	55,619
Total equity and liabilities		80,061	71,827

Trade and other receivables are analysed in note 11 to the unaudited condensed consolidated financial statements and reflects amounts due for the sale of bullion, VAT receivable and deposits for stores and equipment.  The balance of trade and other receivables due as to September 30, 2013 was higher than as at December 31, 2012 due to no receivable for the sale of bullion as at December 31, 2012 which reflected the receipt of payment at the end of 2012 for the final gold delivery of 2012.  The increase in bank overdraft relates to the increased utilisation by Blanket of its $2.5m overdraft in Zimbabwe, further information on which is set out in section 7.

The following information is provided for each of the eight most recent quarterly periods ending on the dates specified.  The figures are extracted from underlying unaudited financial statements that have been prepared using accounting policies consistent with IFRS, unless specified below.

(thousands of Canadian dollars except per share amounts)	Dec 31, 2011	March 31, 2012	June 30, 2012	Sept 30, 2012	Dec 31, 2012	March 31, 2013	June 30, 2013	Sept 30, 2013
Revenue from operations	15,972	17,503	18,612	21,494	17,612	19,218	17,190	16,591
Profit/(loss) after tax from operations	1,369	7,111	5,497	(9,199)	3,950	5,530	3,055	4,589
Earnings/(loss) per share – basic (cents)	2.7	14	11	(14)	6.4	9	5.8	7.2
Earnings/(loss) per share – diluted (cents)	2.7	14	11	(14)	6.4	9	5.8	7.2
Cash and cash equivalents	9,686	16,288	18,323	24,615	27,942	25,189	22,475	25,099

4.  OPERATIONS AT THE BLANKET GOLD MINE, ZIMBABWE

4.1  Safety, Health and Environment (“SHE”)

The following safety statistics have been recorded in the Quarter and the preceding 6 quarters.

Blanket Mine Safety Statistics
Class	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013
Lost time injury	3	1	0	3	2	1	7
Restricted work activity	5	4	7	7	0	7	5
First aid	1	2	4	5	4	2	2
Medical aid	2	1	1	1	2	3	2
Occupational illness	1	0	0	0	0	0	0
Total	12	8	12	16	8	13	16
Incidents	12	11	11	10	12	12	11
Near misses	4	2	3	5	3	4	7
Disability Injury Frequency Rate (i)	1.23	0.30	0.00	0.81	0.52	0.25	1.75
Total Injury Incident Rate (ii)	3.72	2.38	3.04	4.34	2.09	3.25	4.00
Man-hours worked (thousands)	645	670	688	738	767	801	800

(i)  A measurement of total injuries, deaths and permanent disability occurring per 200,000 man-hours worked.
(ii) A measurement of all accidents that have occurred regardless of injury or not expressed per 200,000 man-hours worked.  This includes accidents that could have caused injuries.

Safety performance in the Quarter was disappointing and regrettably an accident occurred as a result of which one Blanket employee was fatally injured and two employees were injured.  Blanket continues to assist the Ministry of Mines Inspectorate Department (the “Department”) and the Police in their enquiries into this incident and, until such a time as the outcome of this enquiry has been reached, no further details can be released.  The Directors and Management of Caledonia express their sincere condolences to the family and colleagues of the deceased employee.  The two injured workers have returned to work.

Blanket management has identified the need to reinforce strict adherence to prescribed operating procedures by all employees.  Accordingly NOSA, an occupational health and safety specialist, has been engaged to review the SHE management system and to participate in staff training.  During the Quarter in addition to the usual training course, 22 senior employees and 15 worker SHE representatives were trained on the NOSA safety programme.

There were no significant adverse environmental issues during the Quarter.

4.2  Social Investment and Contribution to the Zimbabwean Economy

Blanket’s investment in community and social projects which are not directly related to the operation of the mine or the welfare of Blanket’s employees, the payments made to the Gwanda Community Share Ownership Trust (“GCSOT”) in terms of Blanket’s indigenisation, and payments of royalties, taxation and other non-taxation charges taxes to the Government of Zimbabwe and its agencies are set out in the table below.

Payments to the Community and the Zimbabwe Government (thousands of US dollars)
Period	Year	Community and Social Investment	Payments to GCSOT	Payments to Zimbabwe Government	Total

TOTAL 2011	2011	306	-	13,614	13,920
Quarter 1	2012	147	-	3,353	3,500
Quarter 2	2012	38	1,000	5,042	6,080
Quarter 3	2012	108	2,000	6,366	8,474
Quarter 4	2012	123	-	5,808	5,931
TOTAL 2012	2012	416	3,000	20,569	23,985
Quarter 1	2013	5	1,000	4,584	5,860
Quarter 2	2013	2,135	1,000	3,555	6,690
Quarter 3	2013	7	-	3,646	3,653

4.3	Gold Production

Tonnes milled, average grades, recoveries and gold produced during the Quarter, the preceding 10 quarters and October 2013 are shown in the table below.

Blanket Mine Production Statistics
Period	Year	Tonnes Milled (t)	Gold Head (Feed) Grade (g/t)	Gold Recovery (%)	Gold Produced (oz)	Average sales price per ounce of gold sold (US$/oz)
TOTAL 2010	2010	153,500	3.90	92.0	17,707	1,273
Quarter 1	2011	61,437	4.02	92.2	7,322	1,397
Quarter 2	2011	60,913	4.52	92.9	8,226	1,512
Quarter 3	2011	85,442	3.81	93.1	9,743	1,737
Quarter 4	2011	90,967	3.86	93.4	10,533	1,681
TOTAL 2011	2011	298,759	4.01	92.9	35,826	1,591
Quarter 1	2012	83,353	3.67	93.2	9,164	1,689
Quarter 2	2012	90,315	4.24	93.9	11,560	1,597
Quarter 3	2012	93,049	4.59	94.1	12,918	1,673
Quarter 4	2012	96,598	4.08	93.3	11,821	1,711
TOTAL 2012	2012	363,315	4.16	93.7	45,464	1,666
Quarter 1	2013	86,502	4.04	93.3	10,472	1,600
Quarter 2	2013	101,174	3.82	93.2	11,588	1,373
Quarter 3	2013	99,386	4.03	93.6	12,042	1,330
October	2013	33,826	3.60	93.4	3,679	1,324

Gold production in the Quarter increased from the preceding quarter due to the higher grade and improved recovery, partly offset by lower tonnes processed.  Production in October was adversely affected by the fatal accident, the extra public holiday for the President’s inauguration and lower grades.  Towards the end of October, production recovered to target levels and management remains confident that Blanket will achieve the production target for 2013 of 44,000 ounces.  The rate of production is subject to the inherent risks associated with mining which are discussed further in section 14.

4.4	Production Costs

A narrow focus on the direct costs of production (mainly labour, electricity and consumables) does not fully reflect the total cost of gold production.  Accordingly, cost per ounce data for the Quarter, the preceding six quarters and for 2011 has been prepared in accordance with the Guidance Note issued by the World Gold Council on June 23, 2013 and is set out in the table below on the following bases:

i.	Operating Cost per ounce, which shows the on-mine cash costs of producing an ounce of gold;

ii.
All-in Sustaining Cost per ounce, which shows the Operating cost per ounce plus additional costs incurred outside the mine (i.e. at offices in Harare, Johannesburg and Toronto) and the costs associated with maintaining the operating infrastructure and resource base (“Sustaining Capex”) that are required to maintain production at the current levels; and

iii.
All-in Cost per ounce, which shows the all-inclusive Sustaining cost per ounce plus the additional costs associated with activities that are undertaken with a view to increasing production above the current rate of production.

Blanket Mine: Costs per Ounce of Gold Produced (US$/oz)

	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013	Q3 2013
On-mine costs per ounce
Production costs	671	540	451	418	484	469	554	480	466
General and administrative costs	66	88	93	86	120	96	96	104	88
On-Mine cash cost	737	628	544	504	604	565	650	584	554
Royalty(i)	72	118	112	117	120	116	112	96	93
Community costs relating to ongoing production	9	14	90	163	12	76	84	-	1
Permitting costs related to current operations	1	2	3	4	12	5	2	3	3
3rd party smelting, refining and transport costs	8	6	6	6	8	6	7	7	7
Operating cost per ounce (ii)	827	769	754	793	755	769	856	689	657

Corporate general and administrative costs (incl. share based remuneration)	152	94	89	138	146	117	99	116	108
Reclamation and remediation of operating sites	3	2	2	2	2	2	2	2	2
Exploration and study costs	-	-	-	-	-	-	1	1	2
Capital expenditure	183	68	68	53	85	67	51	147	105
All-in Sustaining Cost per ounce (ii)	1,165	933	912	986	988	955	1,007	956	873

Costs not related to current production
Community costs	-	-	98	-	-	25	-	181	8
Permitting costs	-	9	16	18	26	17	3	3	3
Exploration and study costs	-	-	-	-	-	-	1	3	3
Capital expenditure	12	28	20	28	41	29	45	69	112
All-in Cost per ounce (ii)	1,177	970	1,047	1,033	1,055	1,027	1,056	1,211	999

(i) Blanket pays a royalty to the Zimbabwe government on gross revenues. Since 1 January 2012 the royalty rate has been 7% prior to which it was 4%.
(ii) Non-IFRS performance measures such as “operating cost per ounce”, “all-in sustaining cost per ounce” and “all-in cost per ounce” throughout this document. Refer to Section 10 for a discussion of non-IFRS measures.

Over 60% of Blanket’s costs are fixed within normal operating parameters, therefore the higher production in the Quarter compared to the preceding quarter resulted in a lower average on-mine cash cost per ounce of US$554 compared to US$584 in the preceding quarter.  The on-mine cash cost per ounce in the Quarter was higher than the comparable quarter due to the higher production in the comparable quarter, due to higher grade and metallurgical recovery.

The effect of spreading fixed costs over increased production also resulted in the operating cost per ounce reducing from US$689/oz in the preceding quarter to US$657/oz in the Quarter.  The operating cost per pounce of US$657 in the Quarter was 24% lower than the operating cost per ounce of US$793/oz in the comparable quarter, which included significant payments to GCSOT in term of the indigenisation of Blanket.

Sustaining capital investment in the Quarter was lower than the previous quarter due to the scheduled phasing of investment activity.  Sustaining capital expenditure in the Quarter was generally higher than in 2012 due to the increased focus on development activities to sustain current production.

Community costs not relating to current production was lower in the Quarter compared to the preceding quarter due to the non-recurrence of the one-off education donation which was made in the preceding quarter.

Increased capital expenditure which does not relate to current expenditure reflects the investment in Blanket’s expansion projects, principally the No.6 Winze project, and the GG, Mascot and Sabiwa Projects.

4.5  Underground

AR South continued to be the most important production area during the Quarter. The achieved ore grade in the Quarter was higher than planned at 4.03g/t Au compared to the target of 3.84g/t Au which is the long term mine average grade.

Development activities continued throughout the Quarter and the total development advance was 1,110 m compared to a planned advance of 1,309 m.  The development advance in the Quarter was 7% less than the 1,186m achieved in the preceding quarter, but remains substantially higher than the 932 m achieved in quarter 1 of 2013 due to improvements in blasting efficiency and improvements in the availability of compressed air.  Development activities in the Quarter were adversely affected by the closure of a supplier of spare parts for drilling equipment, which resulted in an increase in lost shifts because an increased number of drilling machines were inoperative for longer than usual awaiting suitable replacement parts.  Alternative suppliers with satisfactory levels of service and equipment quality have been identified.  A new 6,695 cfm air compressor is currently being commissioned and will improve the supply of compressed air.

Management believes the planned development will allow mine production to be sustained at a rate achieved of approximately 1,100 tpd and is targeting further increases to 1,200tpd in 2014 and 1,300tpd in 2015.

The production rate targets at the Blanket Mine are not based on a technical report under National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and are subject to uncertainty and risk, which are discussed in section 11.

4.6  Metallurgical Plant

During the Quarter, the metallurgical plant continued to operate at better than budgeted efficiency.  All equipment operated to expectations and no significant unplanned downtime was experienced during the Quarter.

4.7  Capital Projects

Capital projects include developments to provide access to existing ore bodies and developments to provide access for further exploration, which, if successful may identify new resources. The three main capital developments are the haulage from AR Main to Lima on 22 Level, the extension to 18 Level haulage and the No. 6 Winze Project.  Progress on capital developments in the Quarter was adversely affected by disruptions in the availability of replacement parts for drilling machines as noted in section 4.5.

22 Level Haulage
The 22 Level haulage extension project will link the Blanket and Lima ore bodies on the 22 Level (750 m below surface) and will allow for the rapid commencement of mining in any new mining areas defined above 750 m.  Crosscuts from the 22 Level Haulage are also being excavated to provide the required drilling platforms so that drilling below 750 m for resource evaluation purposes can proceed.  Work on the 22 Level haulage extension project and its associated crosscuts is being carried out simultaneously with normal mining production.

During the Quarter, the 22 Level haulage was advanced towards Lima by 182 m (148 m in the preceding quarter) against a plan of 154 m.  This haulage is expected to reach the Eroica ore body by the end of the year, after which development and exploration into Eroica can commence.  The crosscut towards AR Main was advanced by 81m in the Quarter against a plan of 100m.

18 Level Haulage
The 18 Level haulage extension (630 m below surface) will allow access to explore for the extension of the Sheet ore body between 630 m and 510 m below surface.  The haulage reached its destination in the second quarter of 2013 and diamond drilling to identify a possible down-dip extension to the Sheet ore body has commenced.

Some exploration drilling below 750m will also be carried out from 18 Level, in addition to the exploration from 22 Level.  Six exploration drill holes have been completed into the Blanket ore body below 750m, all of which have intersected mineralisation.

14 Level Haulage
The 14 Level Haulage between Eroica and Lima (510 m below surface) reached the position of the Lima ore body in the preceding quarter.  Exploration and development work will now commence on the Lima ore body above 14 Level to upgrade the current indicated and inferred resources to reserves.  Caledonia’s potential ability to upgrade the mineral resources in this area to reserves is an important part of its strategy to increase production in future years.  Mineral resources that are not mineral reserves have no demonstrated economic viability.

No. 6 Winze Project
This No. 6 Winze project will provide access to the Blanket 2 Ore body below 22 Level by deepening and upgrading the existing No. 6 Winze.  The pre-production capital cost of this project is estimated to be US$4.0 million, which will be funded from Blanket’s internal cash flows. Work on this project continues: the hoist chamber and tip raise have been completed and the shaft has been slyped between 630 and 750m levels.  It is expected that this project will be completed in late 2015.  Based on the previous and current drilling, management regards this as a highly prospective target area, which is currently defined by inferred mineral resources and warrants further development and evaluation.

4.8  Opportunities

Indigenisation:  Blanket, as a fully indigenised entity may be able to take advantage of growth opportunities that could arise.

Increased production:  Blanket’s existing reserves and resources could support a further increase in production provided the local economic climate is conducive for investments in resource development.

Surplus capacity:  Blanket’s current daily throughput is approximately 1,100 tpd.  Blanket currently has a crushing and milling capacity of approximately 1,500tpd; and the CIL plant has capacity of 3,800tpd. Any increase in the production of compatible ore could therefore be processed with little or no plant capital cost.

Exploration success:  Blanket’s main exploration targets are the down-dip extensions of the known ore bodies at Blanket mine and the satellite exploration projects at GG and the Mascot Project Area.  Depending on future exploration success and the outcome of metallurgical test-work, Blanket may be able to increase its targeted production levels from those set out in 4.5.

4.9  Outlook

Production for the Quarter was 9% ahead of the targeted quarterly production of 11,000 ounces of gold; production of 34,103 ounces for the nine months to September 30, 2013 was ahead of targeted production of 33,000. Management is confident that the full year production target of 44,000 ounces of gold will be achieved.

It is anticipated that continued production in 2104 at the level achieved in the Quarter, further increases in production from early 2015 and continued tight cost control will mitigate somewhat the adverse effect of the lower gold price on the Group’s profitability.

There is upward pressure on costs, taxes and regulatory fees in Zimbabwe.  Nevertheless, Blanket has surplus metallurgical plant capacity and as a low-cost operator is cash generative.  Blanket currently intends to continue investing in projects with a view to further increasing production, thereby helping to maintain downward pressure on its cost per ounce of gold produced.

5.  EXPLORATION AND PROJECT DEVELOPMENT

5.1  Nama Copper Project, Zambia

Caledonia holds four, contiguous large scale mining licenses covering approximately 800 square kilometres on the Zambian Copperbelt.  The northern boundary of Caledonia’s licenced area is the Democratic Republic of Congo border and the eastern boundary abuts the Lubambe mining licence area that is held by a joint venture between Vale and African Rainbow Minerals where a new copper mine has recently been commissioned.

Caledonia submitted a report to the Zambian Mines Development Department (the “Department”) on July 3, 2013, in accordance with the Department’s requirements, which set out a summary of the exploration work which has been completed to date.  During the Quarter the remaining work on the 2013 drill programme and related assay work was completed.  At this stage, the Nama Copper project and the mineralization that has been identified are not considered material to Caledonia and accordingly, the report was not prepared to NI 43-101 standards.

5.2  Nama Cobalt Project, Zambia

Caledonia was requested and undertook to the Department to commence cobalt mining operations by June 30, 2013.  However, final environmental approval has not yet been received from the Zambian authorities and hence mining cannot commence until Caledonia receives the required approvals.  During the Quarter, geotechnical work was completed on the site of the proposed open pit.  Caledonia does not expect that the capital cost of the proposed cobalt mining operations or the revenue generated from this operation will be material to Caledonia.

5.3  Gold: Zimbabwe

Caledonia’s primary exploration activities in Zimbabwe are undertaken by the Blanket Mine and are discussed in section 4.7.  Blanket Mine also has exploration title holdings in the form of registered mining claims in the Gwanda Greenstone Belt totalling 78 claims, including a small number under option, covering properties with a total area of about 2,500 hectares.  Blanket’s main exploration efforts on these satellite properties are focused at this stage on the GG prospect and the Mascot Project Area which are believed to have the greatest potential of success.

GG Project
The GG project is located approximately seven km southeast of Blanket Mine.  Surface drilling programs have been carried out at the GG project over the past eight years consisting of seventeen diamond-cored holes totalling 4,751m of drilling.  Two zones of gold mineralization warranting further exploration have been established down to a depth of at least 300m, each with a strike length of approximately 150m.

During the Quarter work concentrated on opening up the 120m level in order to provide platforms for diamond drilling. To this end some significant ground was covered and exploration continues.  Metallurgical test work continues on fresh material from this project.

Mascot Project Area
Mascot was previously mined down to approximately 300 m, exploiting an east-west trending ore body the extent of which decreased with depth.  The decrease in the extent of the mined out ore at depth is thought to have been the result of limitations on mining localised low grade ore which limited exposure of the full extent of the mineralized zone. Previous surface drilling undertaken by Blanket has indicated the existence of two further mineralised zones, to the north and south of the mined out area.

Development towards the north zone on the 60m level (1 Level) entered the identified mineralised zone in Q1 of 2013 and further development on this level was suspended until metallurgical investigations have been successfully completed and handling systems installed to allow material to be hoisted to surface.

During the Quarter development and exploration has commenced on the 90m level (2 Level).  Work has commenced on cutting the 120m level off the Mascot shaft station and it is intended to repeat the same development as the upper levels.

Above ground, a new headgear and ore-bin was fabricated and it is 90% complete. These works will facilitate automatic handling of any future ore from underground and allow for crushing to reduce the run-of-mine aggregate to a more uniform product which is easier and more cost-efficient to transport by road to Blanket.

Sabiwa

Following the installation and commissioning of the ZESA power line in the preceding quarter, work commenced in the Quarter on fabricating and installing the head gear; the single drum sinking winder was refurbished and installed; the compressor was installed; the borehole was drilled and equipped complete with water tank and delivery pipes up to the shaft.  Other surface facilities are now being constructed and work commenced on sinking a 2m x 4m shaft in early November.

6.  INVESTING

During the Quarter Caledonia invested $3,362,000 ($2,135,000 – 2012) in capital assets and work on its mineral properties.  Of the amount invested in the Quarter $785,484 ($1,022,000 – 2012) was spent at Nama and $2,576,933 ($1,113,000 – 2012) at Blanket.  All investment at Blanket is funded from Blanket’s internal cash flows.

7.  FINANCING

Caledonia financed its operations using funds on hand augmented by dividends and other cash flows received from Blanket.  Blanket has a US$2.5 million loan facility in Zimbabwe on which it pays interest at 30-day LIBOR plus 8 per cent and which is used from time-to-time for working capital purposes.  The facility is unsecured and is renewable and repayable in demand.  At September 30, 2013, this facility was drawn as to $1,204,000. No equity was issued in the Quarter and Caledonia has no plans to issue equity

8.  LIQUIDITY AND CAPITAL RESOURCES

An analysis of Caledonia’s capital resources as of September 30, 2013, June 30, 2013, March 31 2013 and December 31 2012 is set out below

Liquidity and Capital Resources ($’000)
As at	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013
Gross Cash and cash equivalents	27,942	25,189	22,475	25,099
Overdraft	-	-	-	1,204
Cash and cash equivalents (IFRS)	27,942	25,189	22,475	23,895
Working capital	26,014	28,327	27,257	29,389

Movements in Caledonia’s net cash, the overdraft and working capital and an analysis of the sources and uses of Caledonia’s cash are discussed in Section 3.

Of the cash and cash equivalents and term deposits, over $24.8 million is held outside Zimbabwe at financial institutions in Canada, the United Kingdom and in non-resident accounts in South Africa.  The overdraft facility is held by Blanket with a Zimbabwean Bank and is unsecured and repayable on demand.

Management believes that the Company’s liquid assets as at September 30, 2013 and future cash flows from operations are sufficient to support the planned and foreseeable commitments.  Blanket’s production costs per ounce (refer Section 4.4 and Section 10) are substantially lower than the current price of gold.  Accordingly, management believes that Blanket and Caledonia will continue to generate cash should the gold price fall further from the levels realised in the Quarter.

9.  OFF BALANCE SHEET ARRANGEMENTS, CONTRACTUAL COMMITMENTS AND CONTINGENCIES

There are no off balance sheet arrangements apart from the facilitation loans of US$30.159 million which are not reflected as loans for IFRS purposes (refer note 5 of the condensed consolidated financial statements).  The company has the following contractual obligations at September 30, 2013

Payments due by Period ($’000)	Falling due
	Within 1 year	2-3 Years	4-5 Years	After 5 Years	Total
Current liabilities	6,927	-	-	-	6,927
Purchase obligations	2,622	nil	nil	nil	X,xxx

In addition to the committed purchase obligations set out above, Blanket intends to invest US$34.9 million between now and December 2017 which is not yet committed.  The committed and uncommitted investment will be used to maintain Blanket’s existing operations and capital projects and the satellite projects which are discussed in Sections 4.7 and 5.3 respectively. Committed and uncommitted purchase obligations will be met from the cash generated from Blanket’s existing operations as discussed in Section 8.

Caledonia has no obligations in respect of capital or operating leases. As of September 30, 2013, Caledonia had potential liabilities for rehabilitation work on the Blanket and Eersteling Mines – if and when those Mines are permanently closed – at an estimated cost of $1,055,000 ($1,758,000 – 2012).

10.  NON-IFRS MEASURES

Throughout this document, we have provided measures prepared in accordance with IFRS in addition to some non-IFRS performance measures for investors who use them to evaluate our performance.  Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare Caledonia against other companies.  Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS.  We have defined below the non-IFRS measures we have used in this document and provide a reconciliation of such non-IFRS measures to the IFRS measures we report.

Cost per ounce
Non-IFRS performance measures such as “Operating cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” are used in this document.  Management believes these measures assist investors and other stakeholders in understanding the economics of gold mining over the life-cycle of a mine.  These measures are calculated on the basis set out by the World Gold Council in a Guidance Note published on June 23, 2013 and accordingly differ from the previous basis of calculation.  The table below reconciles “Operating cost per ounce”, “All-in sustaining costs per ounce” and “All-in costs per ounce” to the production costs shown in the financial statements which have been prepared under IFRS.

Reconciliation of costs per ounce to IFRS production costs (thousands except for gold ounces sold and costs per ounce)
	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013	Q3 2013
Production costs (IFRS) (C$)	21,093	6,444	6,318	6,389	6,502	25,653	8,019	6,602	6,872
Exchange rate (C$/US$)	1.0100	0.9979	0.9903	1.004	1,009	1,000	0.992	0.977	0.965
Production costs (IFRS) (US$)	21,304	6,430	6,257	6,415	6,561	25,756	7,955	6,450	6,632
Adjustments (US$)	4,863	81	32	95	(317)	(228)	(178)	317	82
Adjusted production costs (US$)	26,166	6,511	6,289	6,510	6,244	25,527	7,777	6,767	6,714
Gold Sales (oz)	35,504	10,368	11,560	12,916	10,337	45,181	11,964	11,588	12,042
On-mine production cost (US$/oz) (per table section 4.4)	737	628	544	504	604	565	650	584	558

Average sales price per ounce
“Average sales price per ounce” is a non-IFRS measure which, in conjunction with the cost per ounce measures described above, allows stakeholders to assess our performance.  The table below reconciles “Average sales price per ounce” to the Revenue shown in the financial statements which have been prepared under IFRS.

Reconciliation of Average Sales Price per Ounce to IFRS Revenue
	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013	Q3 2013
Revenue (IFRS) (C$’000’s)	55,705	17,503	18,612	21,494	17,612	75,221	19,218	17,190	16,591
Less miscellaneous income								(947)
Revenue from precious metal sales (C$’000s)	55,705	17,503	18,612	21,494	17,612	75,221	19,218	16,243	16,591
Exchange rate (C$/US$)	1.016	1.001	0.994	1.006	1.005	1.002	0.996	0.980	0.965
Revenue from precious metal sales (US$’000’s)	56,575	17,527	18,495	21,626	17,693	75,340	19,148	15,922	16,013
Revenues from sales of silver (US$’000s)	(82)	(14)	(36)	(14)	(8)	(72)	(5)	(15)	-
Revenues from sales of gold (US$’000s)	56,493	17,513	18,459	21,612	17,685	75,268	19,143	15,907	16,013
Gold ounces sold	35,504	10,368	11,560	12,916	10,337	45,181	11,964	11,588	12,042
Average sales price per ounce (US$)	1 591	1 689	1 597	1 673	1 711	1 666	1 600	1 373	1,330

Adjusted earnings per share
“Adjusted earnings per share” is a non-IFRS measure which management believes assists investors in understanding the company’s underlying performance. The table below reconciles “adjusted earnings per share” to the Profit/Loss attributable to Owners of the Company shown in the financial statements which have been prepared under IFRS.

Reconciliation of Adjusted Earnings pe r Share to IFRS Profit/(Loss) Attributable to Owners of the Company (C$’000’s except per share numbers)
	Year 2011	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Year 2012	Q1 2013	Q2 2013	Q3 2013
Profit/(loss) attributable to owners of the company (IFRS)	12,130	7,111	5,497	(7,240)	3,352	8,720	4,593	3,055	3,734
Add back amount attributable to owners of the company in respect of:
Indigenisation expenses, advance dividends, donations etc	326	98	1,081	12,266	1,581	12,586	-	1,640	-
Foreign exchange (profit)/loss	(303)	18	(379)	934	(485)	4	-	-	-
Asset impairment	3,884	-	-	-	281	-	-	-	-
Adjusted profit	16,037	7,227	6,199	5,960	3,509	21,310	4,593	4,695	3,734
Weighted average shares	50,040	50,055	50,577	50,790	50,597	50,597	51,642	52,264	51,943
Adjusted eps (cents)	32.1	14.4	12.3	11.7	6.9	42.1	8.9	9.0	7.2

Gross cash and cash equivalents
“Gross cash and cash equivalents is a non-IFRS item and refers to Caledonia’s gross cash holdings, before the offset of Blanket’s overdraft in Zimbabwe.  Under IFRS, the consolidated cash balance is after offset of Blanket’s overdraft.  The table below reconciles “gross cash and cash equivalents” to “cash and cash equivalents” shown in the financial statements which have been prepared under IFRS.

	Dec 31 2011	March 31, 2012	June 30, 2012	Sept 30, 2012	Dec 31, 2012	March 31, 2013	June 30, 2013	Sept 30, 2013
Cash and Cash Equivalents (IFRS)	9,256	16,288	18,185	22,824	27,942	25,189	22,475	23,895
Add back Blanket overdraft	430	-	138	1,791	-	-	-	1,204
Gross cash and cash equivalents	9,686	16,288	18,323	24,615	27,942	25,189	22,475	25,099

11.  RELATED PARTY TRANSACTIONS

Caledonia had the following related party transactions which are recorded on the basis of IFRS:

	9 Months Ended September 30, 2013	9 Months Ended September 30, 2012
	$’000	$’000
Management fees, and expense allowances paid or accrued to Epicure Overseas S.A. (“Epicure”), a company which provides the services of the Caledonia’s President. There are no other contractual arrangements to this payment	453	517
Rent paid to Bastian Investments CC, a company owned by members of the President’s family for the rental of the Company’s Johannesburg office facilities. The rental tenancy is on a monthly basis.	29	33
Legal fees paid to Tupper Jonsson & Yeadon, a law firm where a Director is a partner	88	76

12. CRITICAL ACCOUNTING POLICIES

The major areas where accounting estimates are made are asset impairment, asset retirement obligations, share based payments, functional currency determination and future tax liabilities.  Discussion of the bases on which these judgements have been made is set in note 3 to the Unaudited Condensed Consolidated Financial Statement.  As significant impairment provisions have already been made against certain assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of Caledonia.

13.  SECURITIES OUTSTANDING

As at November 7, 2013, the following securities were outstanding:

(1)           52,117,908 common shares issued;

(2)           Options as follows:

Number	Description	Exercise Price	Expiry Date
81,000	Common share purchase options	$0.07	Various until May 11, 2016
930,920	Common share purchase options	$0.09	August 31, 2017
1,646,000	Common share purchase options	$0.13	January 31, 2016

As Caledonia’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, Caledonia could grant options on a further 2,553,870 shares.

14.  RISK ANALYSIS AND FORWARD-LOOKING INFORMATION

The business of Caledonia contains significant risk due to the nature of mining, exploration and development activities.  Certain risk factors are related to the mining industry in general while others are specific to Caledonia.  For a discussion of these risk factors, please refer to the MD&A for the year ended December 31, 2012 and for additional information please refer to the Annual Information Form for the year ended December 31, 2012, each of which is available on the Company’s website www.caledoniamining.com and on www.sedar.com or is available upon request from the Company.

Information and statements contained in this MD&A that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this MD&A include: production guidance, estimates of future/targeted production rates, planned mill capacity increases, estimates of future metallurgical recovery rates and the ability to maintain high metallurgical recover rates, timing of commencement of operations and our plans and timing regarding further exploration, drilling and development, prospective nature of exploration and development targets, the ability to upgrade and convert mineral resources to mineral reserves, capital costs, our intentions with respect to financial position and third party financing, future dividend payments, or economic effect of cobalt mining at the Nama Project.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, power outages, explosions, landslides, cave-ins and flooding), risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, we are affected by environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations.  Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur.  Caledonia reviews forward-looking information for the purposes of preparing each MD&A, however Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

15.  CONTROLS

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior Management, including the Company’s President and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.  Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the effectiveness of the Company’s disclosure controls and procedures as at September 30, 2013, as required by Canadian securities laws pursuant to the certification requirements of Multilateral Instrument 52-109.

The Company maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management have concluded that as a result of the relatively small size of the Company’s head office finance department personnel, the Internal Controls over Financial Reporting (“ICFR”) assessment concluded that there were limited resources to adequately segregate duties and to permit or necessitate the comprehensive documentation of all policies and procedures that form the basis of an effective design of ICFR. Despite the limited resources no material weaknesses in ICFR exist.

In order to mitigate the risk of material misstatement in the Company’s Unaudited Condensed Consolidated Financial Statements, the Company has appointed an assistant to the CFO to assume responsibility for the preparation of the Company’s Consolidated Financial Statements and the CFO will now oversee the reporting process which will enhance the ICFR. As part of their monitoring and oversight role the Audit Committee performs additional analysis and other post-closing procedures. No material exceptions were noted based on the additional procedures and no evidence of fraudulent activity was found.

There have been no changes in the Company’s  internal controls over financial reporting since the year ended December 31, 2012, that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Company has a Disclosure Committee consisting of three directors, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s directors and management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with all of the applicable rules, regulations and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers by others within those entities.